Media Release

Rio Tinto publishes details of its US$7.5 billion global tax payments in 2013

17 March 2014

Rio Tinto has published its latest ‘Taxes paid report’ which details the US$7.5 billion of taxes the company paid around the world in 2013.

The company also paid US$1.9 billion of taxes on behalf of its employees.

The voluntary annual report details all individual payments more than US$1 million made to governments in the countries where Rio Tinto operates.

The majority of Rio Tinto’s taxes were paid in Australia (US$5.7b), Canada (US$523m), Chile (US$380m), Mongolia (US$220m), United States (US$217m), South Africa (US$167m), France (US$126m), Guinea (US$64m), Singapore (US$52m) and the United Kingdom (US$26m).

Corporate income tax was the largest component of Rio Tinto’s tax payments around the world, followed by government royalties, employer payroll taxes and other taxes.

Rio Tinto chief financial officer Chris Lynch said “Our tax strategy and payments are central to our approach to achieving sustainable development for the long term as a business, as a sector and as a global corporate citizen.

“This report demonstrates the significant contribution Rio Tinto makes to public finances in the countries where it operates around the globe. We are a strong advocate for global tax transparency and this is reflected through this report and our founding membership of the Extractive Industries Transparency Initiative.

“However, Rio Tinto is concerned about additional compliance costs associated with the proliferation of new regulatory initiatives around worldwide tax reporting that have recently been introduced, or are under consideration, by various governments. A multitude of different reporting formats is unlikely to result in greater clarity and will impose additional costs upon companies, with little or no public benefit.”

This is the fourth year that Rio Tinto has published its ‘Taxes paid report’.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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